Filed by Cimarex Energy Co.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Cimarex Energy Co.

Commission File No.: 001-31446
Date: June 4, 2021

The following communication is being filed in connection with the proposed merger of Cimarex Energy Co. (Cimarex) and Cabot Oil & Gas Corporation (Cabot).

The following is a transcript of an interview with Thomas E. Jorden, Cimarexs Chairman, President and Chief Executive Officer, at the Wells Fargo Energy Conference on June 3, 2021.

Wells Fargo Energy Conference

Corporate Participants

Thomas E. Jorden

Chairman, President & Chief Executive Officer, Cimarex Energy Co.

Other Participants

Nitin Kumar

Analyst, Wells Fargo Securities LLC

Management Discussion Section

Nitin Kumar

Analyst, Wells Fargo Securities LLC

Good afternoon, everyone. And once again, I want to thank you all for participating in our 2021 Virtual Energy Conference. Hopefully next year we can all meet in person. They say every great show has a good finale and we could not ask for a better one. We're excited to welcome Mr. Tom Jorden, Chairman and CEO of Cimarex Energy. Tom, I know it has been a long couple of weeks for you and your team but thank you for joining us and thank you for your support.

Thomas E. Jorden

Chairman, President & Chief Executive Officer, Cimarex Energy Co.

Delighted to be here.

Question and Answer Section

Nitin Kumar

Analyst, Wells Fargo Securities LLC

So, let me just jump right in. Let's start with the elephant in the room. You recently announced a merger with Cabot. I'm sure you've had a lot of conversations with your investors over the last 12 days or so. What two or three things do you think the market is missing in terms of the value created by this deal?

Thomas E. Jorden

Chairman, President & Chief Executive Officer, Cimarex Energy Co.

Well, Nitin, first off, I'll say it's a bit of a break from the herd. It's a different type of move. And I think people are surprised by it and we expected that. But when we looked at it, we were just thrilled by the prospects this combination for so many reasons. First off, it's two of the best assets in onshore US and just absolutely terrific assets with good runway and remarkable capital efficiency. And in fact, some of the lowest cost of supply in both oil and natural gas, and that really excites us. Secondly, the diversity of revenue base will be about 55% gas, 45% liquids. That really provides remarkable stability through swings in the commodity cycle. And that we think is unique to the demands of Shale 3.0. We are all under the demands of moderating our growth, returning cash to shareholders, not only does this platform allow us to do so in a more aggressive fashion than either one of us could have done singly, but it really allows us to lean in, do it with confidence because our cash flow is more stable over various swings to the commodity cycle.

And then third, I think people don't quite fully appreciate the organizational power of this combination. Cabot brings tremendous laser precision history in how they have developed these assets. They have consistently hit numbers time and time again, and they they've been a marvel at that. And they're very, very good at that type of just precision manufacturing. They've got extremely low-cost structure. Cimarex brings organizational capacity.

We have been a multi-basin company throughout our history. We have tremendous organizational strengths. I think one of the things that the marketplace has missed is that Cimarex is not being sold through this transaction, we are getting into a better platform.

We bring all of the organizational strengths, the engine and the power that has built Cimarex, will be fully in force and deployed in building what will be a new and better company. I'm thrilled by it and I understand that we surprised some people in the marketplace, but it's really been nice to just explain it to them in our own voice.

We've had some terrific conversations.

Nitin Kumar

Analyst, Wells Fargo Securities LLC

Maybe as you reflect on some of those conversations, particularly with your larger shareholders, maybe is there was there an aha moment for any of them? I'm sure there was You said you went off the beaten path. But was there an aha moment? And if you can describe that, like, what maybe changed their mind or maybe gave them a different perspective?

Thomas E. Jorden

Chairman, President & Chief Executive Officer, Cimarex Energy Co.

Well, we have a very diverse ownership base as anybody in our spectrum, and it's been really good to listen to them. I mean, there are supporters and critics and we understand that. That's true of any bold venture. And it's been really good for us to listen and engage. I think if you asked about aha moment, I think one aha moment for many people is when we lay out a long-term vision, that this is not a 2021 move, it's really built for a better company for the next decade: a company that can better weather the cycles, a company that will have tremendous flexibility in capital allocation.

And not only the flexibility, but the thing that I think has impressed people that we've talked about is we have two of the very best return profiles anywhere onshore US resource development. And the ability to have those kind of returns with the lowest cost of supply of both oil and gas and have complete flexibility is really a company that's built for our ages. I really cannot underscore it just as a product and so consistent with shared values between Cabot and Cimarex.

And speaking for myself personally, that kind of return on capital, capital discipline, flexibility and the ability to really generate top-tier returns is just part of our DNA. And our whole organization at Cimarex is just really fired up over this.

Nitin Kumar

Analyst, Wells Fargo Securities LLC

Tom, you've talked about the long-term focus of this deal but one of the persistent push backs on the Cabot story was its inventory depth particularly in the lower Marcellus. So maybe help us understand what got you comfortable. You've talked about it being the lower part of the cost curve. But depth matters. You need to generate cash flows for a while, right. How did you get comfortable that?

Thomas E. Jorden

Chairman, President & Chief Executive Officer, Cimarex Energy Co.

Well, we got comfortable by that with throwing our technical teams at it. You didn't invite me here to be objective about what we bring to the party. So I will leave my objectivity behind. I think we have one of the top technical teams in our sector. I think our consistent performance over time has demonstrated that. Cimarex wasn't purchased, it was built.

We used to focus on technology, a focus on internal debate and open non-political culture and a culture that has a lot of checks and balances. We have a culture that measures ourselves starkly against objective results and results that are not graded grade our own papers. We have a lot of really nice checks and balances.

And so we have a culture of rigid not only technical analysis but objectivity and debate. Great, debate. And so we had some of our best people tear this apart. And I have complete confidence in their work. Now, we didn't take it at face value nor did they take our inventory at face value as one would expect. So our numbers, our numbers. They're not anybody else's numbers. But we feel really confident that in that top tier inventory, lower and upper Marcellus we've got a runway. I mean, I feel completely comfortable saying 12 to 15 years of top-tier returns. And that's excluding a lot of rim area that just hasn't been tested yet. And I think it could be considerably more than that. And we're not talking good returns. We're talking top-tier returns. And if I can sit here and say 12 to 15 years, in our business, that is infinite. It just is. I mean think 12 years back and what anything people said and which of it's appropriate now. So we've got when you throw our assets next to theirs, we've got a huge long inventory.

Nitin Kumar

Analyst, Wells Fargo Securities LLC

You said 12 years ago there were a lot of people saying that shale would run out of inventory in 12 years and it hasn't happened just yet. One of the biggest pushbacks that we've heard is the deal was dilutive to Cimarex on many metrics. You've talked about $100 million of synergies. Can you talk a little bit about, one, what is the source of those synergies? Most of them are G&A as you mentioned.

Thomas E. Jorden

Chairman, President & Chief Executive Officer, Cimarex Energy Co.

Well, the $100 million are G&A synergies, and we think those are achievable. And furthermore, we think we're going to achieve them on a timeline faster than what we initially announced. Yeah, we'll have operational synergies. But the challenge there is we didn't have a very broad set of people on either side of organizations over the wall as we negotiated and went back and forth in our analysis. Obviously, these kinds of things have to be very confidential up until they're announced. I will say I was pleased that it was a major deal that wasn't leaked in advance.

But what I'm personally excited about, I'm excited about getting the Cabot operational people together with the Cimarex operational people and looking at best practices on repetitive development. I'm excited about getting the Cabot scientists and reservoir experts together with the Cimarex scientists and reservoir experts and really looking at where we can make things better.

I've never seen a case where when you let that kind of chemistry happen in an open nonpolitical environment where it doesn't get better. We in our analysis, we have some ideas. I'm sure they have some ideas for us. But we bring to the table a set of ideas we're interested in vetting, and we just really welcome that debate. This can be a tremendous opportunity for both organizations.

Nitin Kumar

Analyst, Wells Fargo Securities LLC

Tom, this is going to be a sensitive topic, but I do want to address it. There's been some discussion that the deal was not done for your shareholders but tax rates and change of control payments on both sides. Would you like to address this concern?

Thomas E. Jorden

Chairman, President & Chief Executive Officer, Cimarex Energy Co.

Yeah. And thank you for that. I mean, let me just say, first and foremost, I've been in this business a long time. And I think people know me and they know me well. And I'll just say that my track record stands for itself. And I'll but, look, there are critics.

From Cimarex's side, I will tell you that it is a change of control and that the board has not taken any extraordinary action to do anything other than let programs and policies play out that had been published in our proxy for the last 20 years. There's nothing we didn't pull any rabbit out of the hat. It's change of control policy that's been well publicized and well telegraphed.

Now that said, I will say we're not insensitive to this issue. I'll be in conversations with our board to just explore ways to address those criticisms. And I think that for myself personally anything there's no special windfall coming to me other than what is prior been previously been reported in summary comp tables. There is an acceleration of vesting but I'm not going to be a seller regardless. So I mean we'll be talking to the board of ways to address this that may make that clear to the investing public. And when we publish the proxy we'll provide more clarity on that. I understand the criticism. I understand it's I think does it look under the hood, but it's there, I understand it and we're going to have conversations about it.

Nitin Kumar

Analyst, Wells Fargo Securities LLC

Appreciate that. The other I guess something that took the markets by surprise was your candor on the call about M&A for the future company. Could you maybe talk about the role that you envision for NewCo, for lack of a better name just yet, in further industry consolidation? And what is the bar for you to participate now that you have these two low cost assets?

Thomas E. Jorden

Chairman, President & Chief Executive Officer, Cimarex Energy Co.

Yeah. Thank you for that question. We actually had one of our employees in the employee meeting last week, we were in our Tulsa office, ask why we chose the name NewCo. Couldn't we come up with a better name than that? So for anybody else out there that's confused by that we will be rebranding and we will have a new name. But the M&A issue is I think really just in the category of optionality. I mean when I look at the company that we're creating here we're going to have some of the best assets, the longest premium runway of investment opportunities with the best balance sheets in our business, and furthermore top tier return of capital over time.

It just checks all the boxes for me when I think, wow, what are the elements of a great company.

And so, we'll have flexibility on every subject you want to mention, commodity flexibility, capital allocation flexibility. We'll have various exposure to geography and differentials. We'll be able to flexibility is coin of the realm in our business and then the fact that we are going to have such a higher degree of flexibility and that rock solid fortress balance sheet is something I look at and I go, wow, this is going to be terrific.

But we'll also have optionality in the M&A arena. Now, the bar is the bar was really high for Cabot and it was really high with Cimarex. You put us together and it goes up by an order of magnitude. Because we're not challenged in inventory, we don't need to do anything, but there is a push for consolidation. I didn't create that last week. I mean, there is a push for consolidation in our sector. And if I think about bolt-ons, it's something, let's say, $500 million, $1 billion, really smart bolt-on that's at the right price and really is additive to us in everything we're trying to accomplish.

For any company, separately, that's something that would be difficult to digest. For the new company, it is more digestible. But I you know that it's not a part of our core strategy, in fact, just the opposite. At Cimarex, we have never wanted acquisitions to be a part of our core strategy because if you give a group target to go make an acquisition, they're going to drag stuff in and you'll be pressured to make one. It's totally our statement on that was meant to imply completely that when you look at the landscape of E&P companies, we're going to be in a rarified group of companies that have tremendous wherewithal, fantastic balance sheets and great optionality. So I hope that people weren't confused by that comment because it was not meant to imply that that'll be one of our strategic goals. We'll have our hands full integrating two first class organizations.

Nitin Kumar

Analyst, Wells Fargo Securities LLC

Yeah. I think the name 3.0 is still up for grabs as an even NewCo. But there are some Cabot investors out there in the audience today and you, the CEO of that key of the combined company. What message could you give them about the future? You already alluded a few things, but what message do you want to give them about the future of this company? They were very comfortable with Mr. Dinges and his team. I'm just curious what message you would give them?

Thomas E. Jorden

Chairman, President & Chief Executive Officer, Cimarex Energy Co.

Well first off, I said Dan and I have known one another for many years and we have terrific respect for one another. And I hope people understand if that were true and we didn't believe we had two organizations that share the same value creating DNA. We wouldn't be sitting here discussing it today. First and foremost, I think both Cabot and Cimarex have a long history of disciplined behavior and that prudent investment of capital and quite frankly, successful track records.

I'm excited about leading this new company. I'm excited about the opportunities that is involved for the Cabot employees, for the Cimarex employees. We have a larger platform. We'll have more career opportunities and we'll have more investment opportunities to return money to our shareholders. I think the Cabot shareholders will get to know me over time. Hopefully, they'll get to know that I'm not very complicated. I say exactly what I mean. And I do what I say. There's no hidden message in what I say. And I try to be forthright and honest Cimarex I know this is true for Cabot we have a long history of behaving with integrity. And when I say integrity, I don't mean virtue. I mean wholeness like the root word integer. And that means telling people bad news. If there's bad news, we want to deliver it honestly to our employees. We want to deliver it honestly to our shareholders. And we want to deliver it honestly to our communities. And that's how you build credibility over time.

And I think that the Cabot shareholder will understand that we're going to be honest and forthright in our investor communications. We're going to deliver, we're going to hold ourselves to a high standard. And we're going to honestly discuss when we achieve and when we fail. But this platform is such that I am I'm really excited about performing and proving our skeptics wrong.

Nitin Kumar

Analyst, Wells Fargo Securities LLC

Tom, you addressed my question about Cabot's inventory depth. But what did Cimarex stand-alone, and unfortunately, we're only going to get your view and not their technical teams view on this, but what was your own view of your tier on inventory on a stand-alone basis?

Thomas E. Jorden

Chairman, President & Chief Executive Officer, Cimarex Energy Co.

Well, we rank our inventory at various measures. The cream of the crop is a present value index of 2.0 or better, which is roughly 100% rate of return or greater. It's really terrific inventory. And of that cream of the crop, we had a comparable inventory to Cabot. We had a deeper inventory, a longer-dated inventory. And of course the various economic thresholds, it gets longer or shorter depending on your cutoff. But also this, the thing we loved about Cabot's assets is, one, it's tighter controlled. Two, they bring a higher percentage of PDP to the mix, so it's more of a sustainable-long term cash flow whereas a lot of our inventory is yet to be developed. Some of our inventory, although we're highly confident that it's going to be fantastic, it's less controlled.

And so therefore on a risk basis, you'd say, well, it's not nearly as you can't take it to the bank just yet and we'll we're fairly confident that we will bring it to the bank but not just yet. So we really feel like on an inventory basis, we focused mostly on that top-tier inventory and we thought you know both of us had just terrific runway there.

Nitin Kumar

Analyst, Wells Fargo Securities LLC

I know it's hard to talk about capital allocation in 2022. You have to close the deal and all. But you brought up an interesting point. Is there an opportunity to maybe be more nimble around capital allocation between the Marcellus, the Anadarko and the Delaware especially if you think about Marcellus Basin differential, the Waha differentials or NGL? There's a lot of things. How nimble can an organization of this size be?

Thomas E. Jorden

Chairman, President & Chief Executive Officer, Cimarex Energy Co.

Well, that's the beauty of a decentralized company. One of the attributes of Cimarex is I've told the organization and I'll be telling the new organization that the bigger we get, let's try to stay small. Let's try to be a company that has a very small chain of command from the field to the CEO office. Let's try to manage by eye contact. Let's try to be a company where a person with great inspiration and good ideas can fundamentally change the company.

And that's the kind of company that can be nimble, react quickly, make decisions and not let bureaucracy get in the way that my I answer my phone and people at the lowest levels are welcome to call me at any point in time and I'll be bringing that style with me. But, I think, Cabot has already got that style. So this is not a change for them. But in direct answer to your question, Nitin, look a dream company for me would be one that has the lowest cost of supply in our sector which highest returns but also one that's not overly burdened by marketing commitments, lease obligations, vendor contracts or other things that make you steer capital in a direction that is because of these commitments you made.

And this new company reforming has complete flexibility of capital allocation on the fly. We're going to be a nimble, responsive organization, we're going to adapt quickly. But the beauty is we can do that. We'll be able to move capital to its highest productive use and really adapt to changing market conditions. It's going to be a lot of work. I'm not here to tell you that oh boy, we got this deal done and now all we have to do is harvest.

No, this can be a lot of work pulling these two companies together. It's going to be a challenge. It's going to be a truly new company. The day we closed, it doesn't matter what jersey you wore before closing. It's going to be a new brand and a new look, a new feel. And I'm really excited about being involved in building this new company. And Dan is too, I mean this is really a rare opportunity in both of our careers.

Nitin Kumar

Analyst, Wells Fargo Securities LLC

Tom, you announced your variable dividend policy for the new company. By the way, your Shale 3.0 plus membership is on its way. But, can you talk about the thought process behind the formula that you laid out? And maybe how do you see that evolving for the NewCo?

Thomas E. Jorden

Chairman, President & Chief Executive Officer, Cimarex Energy Co.

Well, people that know us know that we get up every day and make the best decision based on that day and don't drag a lot of things around. We had we wanted to be forward leaning in our announcement. And so, we looked at three elements. We have an ordinary dividend that's for Cimarex owners it's almost double what they're saying now. It's a significant increase for Cabot’s owners.

We have a special dividend that we're paying on soon after closing that is a reward to our owners. But we also announced a variable dividend that we pay quarterly that will get us up to a total of 50% of our free cash flow. Now, why 50%? Why not 75%? Why not 60%? Why not 40%? Well, this is a new company. We did want to get our sea legs underneath. That's before we got more aggressive than that.

But I was actually reviewing some pro forma models this morning on various capital in various commodity pricing and looking out a few years what the pro forma could look like. And what we said in our release is 50% plus. We're going to have a bias to that plus. We just we wanted to be conservative at launch because, yeah, I'm now today at Cimarex. We have a long-standing moniker that says we really believe in commitments and that's why we make so few of them.

We're launching this with a commitment to our owners to be 50% plus and I expect to raise that over time, probably sooner rather than later.

And we make commitments carefully and we make them because we're going to honor them. And make them deliberately and we've made that commitment at launch. So, we'll have the capacity hopefully. It certainly looks like we will. But we want to get our sea legs underneath us.

Nitin Kumar

Analyst, Wells Fargo Securities LLC

We're coming towards the end of our time and a couple other topics I do want to touch on. You brought it up earlier, you talked about scale both today and at the conference call for the deal. I guess my question is why is scale so important to the future of E&P business? And maybe what metric do you use to define scale? Is it market cap, reserve, cash flow, I you could give us some insight there?

Thomas E. Jorden

Chairman, President & Chief Executive Officer, Cimarex Energy Co.

Well, in my career, I've lived through scale. When we the predecessor company, Cimarex, when we first got started, we were at $25 million market cap. And so, I've been through a pretty good spectrum of sizes as we've built this company. And I would say that a bigger platform gives you more options, a bigger platform lets you try things that lets you lean forward, the price of failure is more manageable. A bigger, healthier balance sheet is also an implicit hedge against commodity price swings. We've been asked from time to time about the hedge philosophy of the new company. We'll certainly have a hedging program but our pressure on that is relieved because we have this best-in-class balance sheet.

The challenges we face as we look ahead, and again this move isn't about the next quarter, it's not about the next three quarters. It's really about the next decade. And when we look ahead, we're going to have tremendous challenges in terms of the energy transition how we address the demands of climate and reducing our emissions footprint, certainly a regulatory and legislative headwind, we don't know what's throwing coming at us. Our financial markets, you know very well the pressure on the financial markets on fossil fuel lending. All of those challenges are better addressed with this bigger, healthier balance sheet. The combinations of these two companies gives us a much better platform to survive and thrive for the next decade.

I'll just finish then by saying at Cimarex were embarking on a fairly aggressive electrification project. We've talked about our grid powered electric frack operation and we're excited about that. But we're taking it to the next level and looking at converting our compression fleet to electric liquefied compression. It's an expensive proposition but it's worth it because it reduces our emissions. There's actually a return on that transition dollar. But it's easier managed with this new balance sheet. And so and there'll be many, many more challenges like that. It's just look, if I didn't think we're a better company we wouldn't have done this. For the challenges of our time this is a better company, it is a great company. And in the long run great companies are great things for their ownership. And this will be great for our owners.

Nitin Kumar

Analyst, Wells Fargo Securities LLC

Going to be a lot to unpack in what you just talked about on the regulations and emissions and things like that. But I do want to finish off on this note here. You've been one of the champions of this new business model what we call Shale 3.0 like you do. Do you think the sector has done enough in this regard? You obviously pay attention to what's going on around you in the space. And if you do think so, then maybe tell us what gives you the comfort that this is real? What investors can take away from that?

Thomas E. Jorden

Chairman, President & Chief Executive Officer, Cimarex Energy Co.

That when you say this for real, Shale 3.0 or...

Nitin Kumar

Analyst, Wells Fargo Securities LLC

Yes, Shale 3.0.

Thomas E. Jorden

Chairman, President & Chief Executive Officer, Cimarex Energy Co.

Well...

Nitin Kumar

Analyst, Wells Fargo Securities LLC

Yes, Shale 3.0.

Thomas E. Jorden

Chairman, President & Chief Executive Officer, Cimarex Energy Co.

Yeah. I think, look, we have tremendous competitors. In this business, if you don't have humility, you're not paying attention because we have an amazing set of competitors. They have different visions. They have different business models. Some are single basin, single commodity, some not. And this what makes this business fun. I have unbelievable respect for my peers, peer companies, peer CEOs, peer organizations, and I will tell you that certainly among the publics, this has been a real epiphany on our part that we've come to understand that an unrestrained growth is just causing this kind of cyclic capital destruction.

But we don't operate in a vacuum either. And so when people look at us and say, well, are you all going to do this and this and this, I think to myself, well, okay, if we have a shortage and there's a call on US producers, are the sell side and buy side going to all not be calling for us to increase production? I mean, you know what I mean, we don't operate in a vacuum. We got here because there was an area where we're pressure to growing net asset value per share and then there was an external pressure to grow, grow, grow. And we're not we don't operate in a vacuum.

I think that there is genuine and sincere buy in to the demands of Shale 3.0 amongst our sector, genuine and sincere. But you know what? I can't see the future any better than anybody else and we're going to get there and we're going to respond to a future we don't see. And that's why I love this transaction we announced because it gives us unbelievable flexibility for an unknown future. But, yeah, and to answer your question then, yes, I think my peers are sincere. I think they're responding honestly. But we don't live in a vacuum.

Nitin Kumar

Analyst, Wells Fargo Securities LLC

And we will do our best to keep you guys honest on that. Tom I actually appreciate your time this afternoon. Thank you for your support. And we look forward to seeing you down the road.

Thomas E. Jorden

Chairman, President & Chief Executive Officer, Cimarex Energy Co.

Nitin, you've been terrific. And I appreciate Wells Fargo for hosting us. And thanks so much.

Nitin Kumar

Analyst, Wells Fargo Securities LLC

Cheers.

Cautionary Statement Regarding Forward-Looking Information

This communication contains certain forward-looking statements within the meaning of federal securities laws. Words such as anticipates, believes, expects, intends, plans, outlook, will, should, may and similar expressions may be used to identify forward-looking statements. Forward-looking statements are not statements of historical fact and reflect Cabots and Cimarexs current views about future events. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Cabot and Cimarex, including future financial and operating results; Cabots and Cimarexs plans, objectives, expectations and intentions; the expected timing and likelihood of completion of the transaction; the expected timing and amount of any future dividends; and other statements that are not historical facts, including estimates of oil and natural gas reserves and resources, estimates of future production, assumptions regarding future oil and natural gas pricing, planned drilling activity, future results of operations, projected cash flow and liquidity, the achievement of synergies, business strategy and other plans and objectives for future operations. No assurances can be given that the forward-looking statements contained in this communication will occur as projected and actual results may differ materially from those projected. Forward-looking statements are based on current expectations, estimates and assumptions that involve a number of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, without limitation, the ability to obtain the requisite Cabot and Cimarex stockholder approvals; the risk that Cabot or Cimarex may be unable to obtain governmental and regulatory approvals required for the merger; the risk that an event, change or other circumstances could give rise to the termination of the proposed merger; the risk that a condition to closing of the merger may not be satisfied on a timely basis or at all; the length of time necessary to close the proposed transaction, which may be longer than anticipated for various reasons; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the risk that any announcement relating to the proposed transaction could have adverse effects on the market price of Cabots common stock or Cimarexs common stock; the risk of litigation related to the proposed transaction; the effect of future regulatory or legislative actions on the companies or the industry in which they operate, including the risk of new restrictions with respect to well spacing, hydraulic fracturing, natural gas flaring or other oil and natural gas development activities; the risk that the credit ratings of the combined business may be different from what the companies expect; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; the volatility in commodity prices for crude oil and natural gas; the continuing effects of the COVID-19 pandemic and the impact thereof on Cabots and Cimarexs businesses, financial condition and results of operations; actions by, or disputes among or between, the Organization of Petroleum Exporting Countries and other producer countries; the presence or recoverability of estimated reserves; the ability to replace reserves; environmental risks; drilling and operating risks; exploration and development risks; competition; the ability of management to execute its plans to meet its goals; and other risks inherent in Cabots and Cimarexs businesses. In addition, the declaration and payment of any future dividends, whether regular base quarterly dividends, variable dividends or special dividends following completion of the proposed transaction, will depend on the combined business financial results, cash requirements, future prospects and other factors deemed relevant by the board of directors of Cabot (as then constituted). These risks, as well as other risks related to the proposed transaction, will be described in the registration statement on Form S-4 and joint proxy statement/prospectus that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to: (1) Cabots annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, which are available on Cabots website at www.cabotog.com/investor-relations and on the SECs website at http://www.sec.gov; and (2) Cimarexs annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, which are available on its website at www.cimarex.com/investor-relations and on the SECs website at http://www.sec.gov.

Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Except to the extent required by applicable law, neither Cabot nor Cimarex undertakes any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, Cabot intends to file with the Securities and Exchange Commission (SEC) a registration statement on Form S-4 that will include a joint proxy statement of Cabot and Cimarex and that also constitutes a prospectus of Cabot. Each of Cabot and Cimarex may also file other relevant documents with the SEC regarding the proposed transaction. This communication is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that Cabot or Cimarex may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of Cabot and Cimarex. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT CABOT, CIMAREX AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents containing important information about Cabot, Cimarex and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Cabot may be obtained free of charge on Cabots website at www.cabotog.com/investor-relations or by contacting Matt Kerin by email at matt.kerin@cabotog.com or by phone at 281-589-4642. Copies of the documents filed with the SEC by Cimarex may be obtained free of charge on Cimarexs website at www.cimarex.com/investor-relations.

Participants in the Solicitation

Cabot, Cimarex and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Cabot, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Cabots proxy statement for its 2021 Annual Meeting of Stockholders, which was filed with the SEC on March 12, 2021, and Cabots Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on February 26, 2021. Information about the directors and executive officers of Cimarex, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Cimarexs proxy statement for its 2021 Annual Meeting of Stockholders, which was filed with the SEC on March 26, 2021, and Cimarexs Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on February 23, 2021. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Cabot or Cimarex using the sources indicated above.